September 19, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed August 23, 2011

File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated September 6, 2011 (the “Comment Letter”) with respect to Amendment No. 2 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on August 23, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that are marked to indicate changes from the Registration Statement filed on August 23, 2011.

General

1.	On pages F-8 and F-34, you disclose that effective July 29, 2011, you filed a certificate of amendment to your certificate of incorporation to effect a two-for-one forward stock split of your common stock. Based on the document filed as Exhibit 3.3, it appears that the certificate of amendment was filed on August 9, 2011. Please clarify throughout your filing when the stock split was effected and that, unless otherwise noted, your disclosure shows the effect of the stock split.

RESPONSE: The staff is correct that the referenced certificate of amendment was filed with the Delaware Secretary of State on August 9, 2011. We have corrected the inadvertent error in the disclosure. In addition, we have added a statement to the effect that, unless otherwise specifically noted, all share figures contained in the financial statements, notes thereto, and other portions of the prospectus, reflect share figures of the Company on a post-split basis. Please see pages 30 and F-8 of Amendment No. 3.

Mr. Jeffrey Riedler

September 19, 2011

Risk Factors

“Subordination provisions contained in the indenture…”, page 22

2.	We have reviewed your response to prior comment 7. It appears that your analysis and the case you reference do not support your conclusion concerning the procedural rights of the holders. The limitations contained in your indenture appear to conflict with Sections 316(b) and 317(a) of the Trust Indenture Act. Please revise your disclosure on pages 22 and 79 to clarify that if the standstill provisions and procedural rights to challenge and enforce the indenture conflict with Sections 316(b) and 317(a) of the Trust Indenture Act, any holder of the debentures, unless otherwise consented, shall have the right and the indenture trustee shall be authorized to institute a suit for the enforcement of any payment of principal or interest after the respective dates.

RESPONSE: We have new paragraphs on each of pages 23 and 79 of Amendment No. 3 explaining that if the standstill provisions or other limitations on the rights of the trustee or debenture holders to assert their rights to payment of principal or interest under the indenture or debentures are ultimately determined to conflict with required provisions of the Trust Indenture Act of 1939 (most notably sections 316(b) and 317(a) of that Act), then the trustee, as well as any holder who shall not have earlier consented to such subordination provisions, shall nonetheless be authorized to institute a lawsuit for the enforcement of any payment of principal or interest after their respective due dates.

Consolidated Financial Statements

Note 6. Notes receivable from related parties, page F-16

3.	You indicate in your response to prior comment 15 that you have receivables, including principal and interest, of $5,660,000 as of December 31, 2010 and June 30, 2011 yet your disclosure on page F-17 states that you have receivables of $5,000,000. Please revise your filing to disclose the correct amount. Also, as previously requested, revise your disclosure to clarify why the amount due from the related parties was fully reserved in 2008 and quantify the amount of bad debt expense recorded in each period presented.

RESPONSE: In response to your comment we have revised the disclosure in footnote 6, page F-17 of Amendment No. 3. As the revised disclosure indicates, we had $5,000,000 due from related parties as of December 31, 2010. In addition, the revised disclosure indicates that the $5,000,000 had been fully reserved as a result of the fact that the obligor had ceased business operations during 2008.

Note 10. Noncontrolling interest, page F-19

4.	We note your response to prior comment 16. Please explain to us why the allocation of net income (loss) to noncontrolling interests is based on a tax loss. Tell us the authoritative accounting guidance you relied upon in determining your allocation of your net income (loss) between the controlling and noncontrolling interests. In your response please address the guidance in ASC 810-10-45-18 through 45-21.

Mr. Jeffrey Riedler

September 19, 2011

RESPONSE: The Company believes that it followed applicable guidance provided by ASC 810-10-45-18 through 45-21. In accordance with ASC 810-10-45-18, intra-entity income or loss was eliminated, and was not affected by the controlling interest. In accordance with ASC 810-10-45-19, revenues, expenses, gains, losses, net income or loss, and other comprehensive income was reported on a consolidated basis. In accordance with ASC 810-10-45-20, net income or loss and comprehensive income or loss was attributed to the parent and the non-controlling interest (based on the terms of a substantive profit and loss sharing arrangement memorialized in the GWG Life Settlements LLC Amended and Restated Operating Agreement dated as of September 30, 2009). In accordance with ASC 810-10-45-21 the non-controlling interest was attributed its share of losses even when that allocation resulted in a deficit non-controlling interest balance. We have made revisions to our disclosure in footnote 10, at page F-20, relative to our allocation of losses.

Note 12. Proforma information, page F-21

5.	We note your expanded disclosure on page F-21 in response to prior comment 17. Please also revise your filing to include the pro forma income tax expense (benefit) information on the face of the Consolidated Statements of Operations on page F-3 as previously requested.

RESPONSE: In Amendment No. 3, we have made the revisions you have requested. Please see page F-3 of Amendment No. 3.

Exhibit 10.1

6.	Please re-file this agreement in its entirety, including Exhibits A, B-1, B-2 and B-3 thereto.

RESPONSE: As requested, the entire agreement including the referenced exhibits that comprised the entire credit agreement at the time of execution thereto, has been re-filed as Exhibit 10.1. In this regard, we note that this re-filed credit agreement exhibit contains the form of exhibit “A” to the credit agreement, but that exhibits “B-1,” “B-2,” “B-3” and “D” did not comprise a part of (and were not attached to) the credit agreement at the time of execution. My client advises me that those exhibits were instead provided to DZ Bank on a post-execution basis. As a result, our re-filed credit agreement does not include exhibits B-1, B-2, B-3 or D to the credit agreement.

* * * *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Riedler

September 19, 2011

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul D. Chestovich
Paul D. Chestovich

cc: (via email):	Jon R. Sabes
Jon Gangelhoff
Martin R. Rosenbaum